NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Andrew M. Tucker T: 202.689.2987 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 14, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed Dietrich King

RE:	Aura Fat Projects Acquisition Corp. Proxy Statement Filed May 29, 2024 File No. 001-41350

On behalf of Aura Fat Projects Acquisition Corp. (the “Company”), we are hereby responding to the letter dated June 10, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 29, 2024 (the “Proxy Statement”). In response to the Comment Letter, the Company is re-submitting its Proxy Statement with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission

June 14, 2024

Proxy Statement

Risk Factors, page 23

1.	We note that risk factor disclosure regarding, among other things, potential review of your initial business combination by the Committee on Foreign Investment in the United States (CFIUS) and your sponsor’s status as a “foreign person” under CFIUS regulations was included in the amended preliminary proxy statement on Schedule 14A filed June 20, 2023 and the registration statement on Form F-4 filed June 8, 2023. Please revise to provide comparable risk factor disclosure addressing how these facts could impact your ability to complete your initial business combination, or advise. Ensure that your disclosure discusses the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as CFIUS, or ultimately prohibited. Disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Proxy Statement has been revised on page 25 to include the risk factor regarding the potential review of the Company’s initial business combination by the Committee on Foreign Investment in the United States.

General

2.	We note that you are seeking to extend your termination date to July 18, 2025, a date which is 39 months from your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to July 18, 2025 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market.

Response: The Proxy Statement has been revised on page 23 to include a risk factor regarding the Company’s potential non-compliance with Nasdaq listing rule IM-5101-2.

*       *       *       *       *

Given the Company’s time constraints to complete an initial business combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at 202-689-2987 or andy.tucker@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Andrew M. Tucker

AMT

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota

New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia